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SEC 1344  Persons who are to respond to the collection of information contained
(2-2002) in this form are not required to respond unless the form displays a currently valid OMB control number.
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                       UNITED STATES               |        OMB APPROVAL      |
          SECURITIES AND EXCHANGE COMMISSION       |--------------------------|
               Washington, D.C. 20549              | OMB Number:     3235-0058|
                                                   | -------------------------|
                      FORM 12b-25                  | Expires: January 31, 2005|
                                                   | -------------------------|
                                                   | Estimated average burden |
               NOTIFICATION OF LATE FILING         | hours per response:  2.50|
                                                   | -------------------------|
                                                   | SEC FILE NUMBER 0-20793  |
                                                   | -------------------------|
                                                   | CUSIP NUMBER: 832653109  |
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(Check One): [X] Form 10-K  [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
             For Period Ended:   December 31, 2002

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:

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| Nothing in this form shall be construed to imply that the Commission has    |
| verified any information contained herein.                                  |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   Smithway Motor Xpress Corp.
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Full Name of Registrant

   N/A
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Former Name if Applicable

   2031 Quail Avenue
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Address of Principal Executive Office (Street and Number)

   Fort Dodge, Iowa 50501
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City, State and Zip Code




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

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant's annual report on Form 10-K for the fiscal year ended December 31, 2002, could not be filed within the prescribed time period because of additional time required by the Registrant's management to compile certain information requested by the Registrant's outside auditors in connection with its report on the Registrant's audited financial statements included in the Form 10-K and related disclosures. Specifically, late in the day on March 28, 2003, the Registrant finalized negotiation of changes to its financing arrangement with its primary lender to amend financial covenants to reflect revised financial projections for the remainder of 2003. In that connection, additional time is required for the Registrant and its outside auditors to review the impact, if any, on the Registrant's financial statements and to finalize the audit report on the Registrant's audited financial statements included in the Form 10-K and related disclosures.

     The Report on Form 10-K could not be timely filed without unreasonable effort or expense. The Registrant anticipates the filing of its Form 10-K by the extended due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Douglas C. Sandvig       (515)                    576-7418
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          (Name)            (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X} Yes [ ] No

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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant  anticipates  that it will report revenues of  approximately
     $170 million for the year 2002, down from $191 million in 2001. The Registrant anticipates a loss of approximately $8.7 million for the year 2002, versus the 2001 loss of $5.2 million. The 2002 loss includes pre-tax charges of $3.3 million for goodwill impairment and $1.8 million for increases in loss reserves for auto liability and workers' compensation.

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     Smithway  Motor Xpress Corp. has caused this  notification  to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 31, 2003             By: /s/ William G. Smith
                                    ------------------------------------
                                     William G. Smith,
                                     Chief Executive Officer










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